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FORM 12b-25. NOTIFICATION OF LATE FILING

FACING SHEET

                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                      (Check One):

        /X/Form 10-K and Form 10-KSB  / /Form 20-F / /Form 11-K / /Form 10-Q and
                               Form 10-QSB / /Form N-SAR

                 For Period Ended:   December 31, 2000
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                            PLEASE PRINT OR TYPE.
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
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Part I -- Registrant Information

Startec Global Communications Corporation
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Full Name of Registrant

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Former Name if Applicable

1151 Seven Locks Road
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Address of Principal Executive Office (Street and Number)

Potomac, MD 20854
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City, State and Zip Code

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
 /X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Startec Global Communications Corporation is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 within the prescribed time period without unreasonable effort or expense due to unforeseen delays in the process of reviewing long-lived assets and certain identifiable intangible assets for impairment. The review was triggered by significant adverse changes in market conditions during the fourth quarter of 2000. We will file our annual report on Form 10-K for the period ended December 31, 2000 within the 15 calendar day prescribed period after the original due date for such filing pursuant to Part II(b) hereof.

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Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

             Prabhav V. Maniyar              (301)             610-4406
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    Startec Global Communications Corporation
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                  (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date  April 3, 2001      By  PRABHAV V. MANIYAR
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                                 Prabhav V. Maniyar, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                               ATTENTION

  Intentional misstatements or omissions of fact constitute Federal
              Criminal Violations (See 18 U.S.C. 1001).
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